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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



13031034

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 4 - 2013
Washington DC
400

SEC FILE NUMBER
8-66447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
MERRILL LYNCH FINANCIAL MARKETS, INC.

OFFICIAL USE ONLY
200826092 FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Bryant Park
(No. and Street)

New York (City) **New York** (State) **10036** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis W Cariddi **(212) 449 - 2303**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Curtis W. Cariddi, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Merrill Lynch Financial Markets, Inc. (the "Company") as of and for the period ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any principal interest in any account classified solely as that of a customer.

Curtis W. Cariddi 2/26/13

Date

Subscribed and sworn to before me
on this 26th day of February, 2013



Notary Public

DANIEL R. SPECTOR
NOTARY PUBLIC, State of New York
No. 41-9119464
Qualified in Nassau County
Commission Expires July 31, 2014

MERRILL LYNCH FINANCIAL MARKETS, INC.

BALANCE SHEET

AS OF DECEMBER 31, 2012 (Dollars in Thousands, Except Per Share Amount)

ASSETS		
Cash	$	135,861
Receivables Under Resale Agreements		850,000
Trading assets, at fair value		
Equities	$	40,674
Derivative contracts		27,120
		67,794
Receivables from affiliated companies		72,305
Other receivables		
Interest and other		229,410
		229,410
Total Assets	$	1,355,370
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Trading liabilities, at fair value		
Equities	$	122
Derivative contracts		164,192
		164,314
Payables to affiliated companies		236,841
Other payables		
Customers		32,236
Interest and other		7,547
		39,783
Subordinated borrowings		100,000
Stockholder's Equity		
Common stock, par value $100; 1,200 shares authorized; 10 shares issued and outstanding		1
Paid-in capital		730,572
Retained earnings		83,859
Total Stockholder's Equity		814,432
Total Liabilities and Stockholder's Equity	$	1,355,370

The accompanying notes are an integral part of this financial statement